SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 7)

Occam Networks, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

67457P309
(CUSIP Number)

Michael P. Maher
c/o U.S. Venture Partners
2735 Sand Hill Road
Menlo Park, CA  94025
(650) 854-9080

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

Sean Caplice, Esq.
c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
1200 Seaport Boulevard, Redwood City, CA  94063
(650) 321-2400

September 16, 2010
(Date of Event Which Requires Filing of This Statement)

CUSIP NO. 67457P101	13 D	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) U.S. Venture Partners VII, L.P. (“USVP VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
2,986,463 shares, except that Presidio Management Group VII, L.L.C. (“PMG VII”), the general partner of USVP VII, may be deemed to have sole voting power with respect to such shares, and Irwin Federman (“Federman”), Winston S. Fu (“Fu”), Steven M. Krausz (“Krausz”), David Liddle (“Liddle”), Jonathan D. Root (“Root”) and Phillip M. Young (“Young”), the managing members of PMG VII, may be deemed to have a shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER
2,986,463 shares, except PMG VII, the general partner of USVP VII, may be deemed to have sole dispositive power with respect to such shares, and Federman, Fu, Krausz, Liddle, Root and Young, the managing members of PMG VII, may be deemed to have a shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,986,463
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.1%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 67457P101	13 D	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) USVP Entrepreneur Partners VII-A, L.P. (“EP VII-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
31,107 shares, except that PMG VII, the general partner of EP VII-A, may be deemed to have sole voting power with respect to such shares, and Federman, Fu, Krausz, Liddle, Root and Young, the managing members of PMG VII, may be deemed to have shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER
31,107 shares, except that PMG VII, the general partner of EP VII-A, may be deemed to have sole dispositive power with respect to such shares, and Federman, Fu, Krausz, Liddle, Root and Young, the managing members of PMG VII, may be deemed to have shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,107
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 67457P101	13 D	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) USVP Entrepreneur Partners VII-B, L.P. (“EP VII-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
31,107 shares, except that PMG VII, the general partner of EP VII-B, may be deemed to have sole voting power with respect to such shares, and Federman, Fu, Krausz, Liddle, Root and Young, the managing members of PMG VII, may be deemed to have shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER
31,107 shares, except that PMG VII, the general partner of EP VII-B, may be deemed to have sole dispositive power with respect to such shares, and Federman, Fu, Krausz, Liddle, Root and Young, the managing members of PMG VII, may be deemed to have shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,107
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.1%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 67457P101	13 D	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 2180 Associates Fund VII, L.P. (“2180 VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
62,216 shares, except that PMG VII, the general partner of 2180 VII, may be deemed to have sole voting power with respect to such shares, and Federman, Fu, Krausz, Liddle, Root and Young, the managing members of PMG VII, may be deemed to have shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER
62,216 shares, except that PMG VII, the general partner of 2180 VII, may be deemed to have sole dispositive power with respect to such shares, and Federman, Fu, Krausz, Liddle, Root and Young, the managing members of PMG VII, may be deemed to have shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,216
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 67457P101	13 D	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Presidio Management Group VII, L.L.C. (“PMG VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
3,110,893 shares (directly owned by USVP VII, EP VII-A, EP VII-B and 2180 VII).  PMG VII is the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII and may be deemed to have sole voting power with respect to such shares, and Federman, Fu, Krausz, Liddle, Root and Young, the managing members of PMG VII, may be deemed to have shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER
3,110,893shares (directly owned by USVP VII, EP VII-A, EP VII-B and 2180 VII).  PMG VII is the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII and may be deemed to have sole dispositive power with respect to such shares, and Federman, Fu, Krausz, Liddle, Root and Young, the managing members of PMG VII, may be deemed to have shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,110,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.7%
14	TYPE OF REPORTING PERSON* 00

CUSIP NO. 67457P101	13 D	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Irwin Federman (“Federman”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,237 shares.
8
SHARED VOTING POWER
3,110,893 shares (held directly by USVP VII, EP VII-A, EP VII-B and 2180 VII).   Federman is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER 4,237 shares.
10
SHARED DISPOSITIVE POWER
3,110,893 shares (held directly by USVP VII, EP VII-A, EP VII-B and 2180 VII).   Federman is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,115,130
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 67457P101	13 D	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Winston S. Fu (“Fu”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19 shares.
8
SHARED VOTING POWER
3,110,893 shares (held directly by USVP VII, EP VII-A, EP VII-B and 2180 VII).  Fu is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER 19 shares.
10
SHARED DISPOSITIVE POWER
3,110,893 shares (held directly by USVP VII, EP VII-A, EP VII-B and 2180 VII).  Fu is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,110,912
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 67457P101	13 D	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steven M. Krausz (“Krausz”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,354 shares issuable upon exercise of options and vesting of Restricted Shares.
8
SHARED VOTING POWER
3,110,893 shares (held directly by USVP VII, EP VII-A, EP VII-B and 2180 VII).  Krausz is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER 63,354 shares issuable upon exercise of options and vesting of Restricted Shares.
10
SHARED DISPOSITIVE POWER
3,110,893 shares (held directly by USVP VII, EP VII-A, EP VII-B and 2180 VII).  Krausz is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,174,247
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.0%
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 67457P101	13 D	Page 10 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David Liddle (“Liddle”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares.
8
SHARED VOTING POWER
3,110,893 shares (held directly owned by USVP VII, EP VII-A, EP VII-B and 2180 VII).  Liddle is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER 0 shares.
10
SHARED DISPOSITIVE POWER
3,110,893 shares (held directly by USVP VII, EP VII-A, EP VII-B and 2180 VII).  Liddle is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,110,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 67457P101	13 D	Page 11 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan D. Root (“Root”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,481 shares.
8
SHARED VOTING POWER
3,110,893 shares (held directly by USVP VII, EP VII-A, EP VII-B and 2180 VII).  Root is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER 4,481 shares.
10
SHARED DISPOSITIVE POWER
3,110,893 shares (held directly by USVP VII, EP VII-A, EP VII-B and 2180 VII).  Root is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,115,374
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 67457P101	13 D	Page 12 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Philip M. Young (“Young”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares.
8
SHARED VOTING POWER
3,110,893 shares (held directly by USVP VII, EP VII-A, EP VII-B and 2180 VII).  Young is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER 0 shares.
10
SHARED DISPOSITIVE POWER
3,110,893 shares (held directly by USVP VII, EP VII-A, EP VII-B and 2180 VII).  Young is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,110,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.7%
14	TYPE OF REPORTING PERSON* IN

Page 13 of 17 Pages

This Amendment No. 7 is filed to amend and supplement Amendment No. 6 (“Amendment 6”) to the Report on Schedule 13D filed on January 4, 2010 by U.S. Venture Partners VII, L.P., USVP Entrepreneur Partners VII-A, USVP Entrepreneur Partners VII-B, 2180 Associates Fund VII, L.P., Presidio Management Group VII, L.L.C., Irwin Federman, Winston S. Fu, Steven M. Krausz, David Liddle, Jonathan D. Root and Philip M. Young (the foregoing entities and individuals are collectively referred to as the “Reporting Persons”) with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Occam Networks, Inc. (the “Company”). Except to the extent supplemented by the information contained in this Amendment No. 7, Amendment 6 remains in full force and effect. Capitalized terms used herein and not defined shall have the same meanings as in Amendment 6.

ITEM 4.	Purpose of Transaction.

Item 4 of Amendment 6 is hereby amended by adding the following to the end thereof:

On September 16, 2010, the Company, Calix, Inc. (“Calix”), Ocean Sub I, Inc. (“Merger Sub”) and Ocean Sub II, LLC (“Second Merger Sub,” and together with Calix and Merger Sub, the “Calix Parties”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation, immediately followed by the merger of the Company with and into Second Merger Sub, with the Second Merger Sub as the ultimate surviving company upon the terms and subject to the conditions set forth in the Merger Agreement. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is incorporated in this Amendment No. 7 by reference to Exhibit C.

Concurrently with the execution of the Merger Agreement, the Calix Parties, the Reporting Persons and certain other parties named therein entered into a Support Agreement (the “Support Agreement”). The Support Agreement, among other things, (i) restricts the transfer of Common Stock held by the Reporting Persons, (ii) covenants to vote in favor of the adoption of the Merger Agreement and against competing acquisition proposals and (iii) grants an irrevocable proxy to Calix to effect (ii).  The other parties to the Support Agreement hold an aggregate of 5,681,839 shares of Common Stock.  The foregoing description of the Support Agreement is qualified in its entirety by reference to the Support Agreement, which is incorporated in this Amendment No. 7 by reference to Exhibit D.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

Item 6 of Amendment 6 is hereby amended by adding the following to the end thereof:

As described in Item 4 hereto, the Reporting Persons have entered into a Support Agreement.  The information set forth in Item 4 with respect to the Support Agreement is incorporated into this Item 6 by reference in its entirety.

Page 14 of 17 Pages

ITEM 7.	Materials to be Filed as Exhibits.

Item 7 of Amendment 6 is hereby amended in its entirety with the following:

Exhibit A: Agreement of Joint Filing (Incorporated by reference to Original 13D Filing);

Exhibit B: Reference to Michael P. Maher as Attorney-In-Fact (incorporated by reference to Original 13D Filing);

Exhibit C:  Agreement and Plan of Merger and Reorganization, dated September 16, 2010, by and among Occam Networks, Inc., Calix, Inc., Ocean Sub I, Inc. and Ocean Sub II, L.L.C. (incorporated by reference to the Company’s Current Report filed on Form 8-K on September 16, 2010); and

Exhibit D:  Support Agreement dated as of September 16, 2010, by and among Calix, Inc., Ocean Sub I, Inc., Ocean Sub II, L.L.C. and certain stockholders of Occam Networks, Inc. (incorporated by reference to the Company’s Current Report filed on Form 8-K on September 16, 2010).

Page 15 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 11, 2010

U.S. Venture Partners VII, L.P.	/s/ Michael Maher
By Presidio Management Group VII, L.L.C.	Signature
Its General Partner
Michael Maher
Chief Financial Officer/Attorney-In-Fact

USVP Entrepreneur Partners VII-A	/s/ Michael Maher
By Presidio Management Group VII, L.L.C.	Signature
Its General Partner
Michael Maher
Chief Financial Officer/Attorney-In-Fact

USVP Entrepreneur Partners VII-B	/s/ Michael Maher
By Presidio Management Group VII, L.L.C.	Signature
Its General Partner
Michael Maher
Chief Financial Officer/Attorney-In-Fact

2180 Associates Fund VII, L.P.	/s/ Michael Maher
By Presidio Management Group VII, L.L.C.	Signature
Its General Partner
Michael Maher
Chief Financial Officer/Attorney-In-Fact

Presidio Management Group VII, L.L.C.	/s/ Michael Maher
A Delaware Limited Liability Company	Signature

Michael Maher
Chief Financial Officer/Attorney-In-Fact

Irwin Federman	/s/ Michael Maher
Michael Maher
Attorney-In-Fact

Page 16 of 17 Pages

Winston S. Fu	/s/ Michael Maher
Michael Maher
Attorney-In-Fact

Steven M. Krausz	/s/ Michael Maher
Michael Maher
Attorney-In-Fact

David Liddle	/s/ Michael Maher
Michael Maher
Attorney-In-Fact

Jonathan D. Root	/s/ Michael Maher
Michael Maher
Attorney-In-Fact

Philip M. Young	/s/ Michael Maher
Michael Maher
Attorney-In-Fact

Page 17 of 17 Pages

EXHIBIT INDEX

Exhibits

Exhibit A:	Incorporated by Reference to Original 13D Filing

Exhibit B:	Incorporated by Reference to Original 13D Filing

Exhibit C:
Agreement and Plan of Merger and Reorganization, dated September 16, 2010, by and among Occam Networks, Inc., Calix, Inc., Ocean Sub I, Inc. and Ocean Sub II, L.L.C. (incorporated by reference to the Company’s Current Report filed on Form 8-K on September 16, 2010)

Exhibit D:
Support Agreement dated as of September 16, 2010, by and among Calix, Inc., Ocean Sub I, Inc., Ocean Sub II, L.L.C. and certain stockholders of Occam Networks, Inc. (incorporated by reference to the Company’s Current Report filed on Form 8-K on September 16, 2010)